Exhibit 1
                                  PRESS RELEASE

                            MENDOCINO BREWING COMPANY


      Ukiah, CA October 3, 2002--Mendocino Brewing Company, Inc. (MENB -- Nasdaq Bulletin Board). Mendocino Brewing Company, Inc. (the "Company") reported today that the shareholders of United Breweries Holdings, Ltd. (formerly Kingfisher Properties & Holdings, Ltd.), a publicly-held corporation based and incorporated in India ("UBHL"), have adopted resolutions, at their Annual Meeting of Shareholders held in Bangalore, India on September 30, 2002, to the effect that UBHL's Board of Directors is authorized to consider a transaction by which UBHL would purchase some or all of the Company's outstanding shares.

      Approximately 78% of the Company's currently outstanding shares are held by two corporations, Inversiones Mirabel, S.A., a Panamanian corporation ("Inversiones"), and United Breweries of America, Inc., a Delaware corporation ("UBA"), in which Dr. Vijay Mallya, the Company's Chairman and Chief Executive Officer is interested. Dr. Mallya is also a Director, and the Chairman of the Board, of UBHL.

      A transaction by UBHL could take the form of a privately negotiated purchase of some or all of the shares held by Inversiones and/or UBA, a general or limited tender offer for some or all the Company's publicly-held shares, or a combination of two or more of those transactions; it could involve cash payments or the use of securities of UBHL or another corporation as consideration for the shares purchased. To date, UBHL has not proposed any specific transaction, nor has it indicated when (if ever) it may make a specific proposal or commence negotiations with the Company for an actual acquisition of shares, although representatives of UBHL have indicated that its Board will be considering these issues in the near future. In the event that such a proposal is actually made, it will be considered for the Company, as appropriate, by a Special Committee consisting of independent Directors.

      Mendocino Brewing Company, Inc., a California corporation, was founded in 1983. It was one of the first of the modern brewers, having opened the first ever brewpub in California and the second in the United States since the repeal of Prohibition. The Company has been recognized for its product innovations, and its role in industry associations. The Company operates in two market areas, domestic (the United States) and European (including Austria,

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Belgium, Denmark, Ireland, Italy, the Netherlands, France, Finland, Germany,
Greece, Iceland, Liechtenstein, Luxembourg, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom, as well as in Canada.

      The Company's domestic operations consist primarily of brewing and marketing popular beer brands including Red Tail Ale, Blue Heron Pale Ale, Black Hawk Stout, Eye of the Hawk Select Ale, Peregrine Golden Ale, and Carmel Wheat, apart from the internationally known specialty beer, Kingfisher Lager, under license.

      The Company brews its brands for domestic distribution in its own facilities located in Ukiah, California and Saratoga Springs, New York, from where these beers are distributed in 36 states and the District of Columbia.